

Mail Stop 3561

August 1, 2016

Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, Michigan 48309-3511

     Re: **WABCO Holdings Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 11, 2016
                File No. 001-33332

Dear Mr. Mahendra-Rajah:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Financial Statements

Note 16. Income Taxes, page 73

1.   Based on your income tax reconciliation on page 74, we note your effective tax rate is significantly reduced by foreign earnings taxed at other than 35%. Further, you indicate the nature of the reconciling item is net of permanent differences including non-taxable income in foreign jurisdictions, foreign tax credits and rulings, resulting in a net tax benefit. Given its significance, please describe for us in greater detail the nature of underlying items comprising the difference and the factors that drive the change in this line item from year to year. Please identify for us the primary foreign jurisdictions that are included in this reconciling item. As part of your response, please tell us the amount of profit generated by each of those foreign jurisdictions, including each jurisdiction's effective income tax rate. Additionally, please explain to us the nature of the reconciling line item "tax (reversals)/contingencies." To the extent this item affects the

comparability of the information for all periods presented, please disclose the nature and effect of this item in your tax footnote pursuant to ASC 740-10- 50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure